UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-181176

Victory Portfolios II / NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

4900 Tiedeman Road, 4th Floor, Brooklyn, Ohio 44144

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of beneficial interest, no par value (See Exhibit A)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Victory Portfolios II certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 31, 2022	By: /s/ Christopher Dyer	President
Date	Name	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.

Exhibit A

Title of each class to be withdrawn	Name of Exchange on which class is to be withdrawn	IRS Employer Identification No.

VictoryShares US Value Momentum ETF (formerly VictoryShares USAA MSCI USA Value Momentum ETF)	NYSE Arca, Inc.	82-1829544
VictoryShares US Small Mid Cap Value Momentum ETF (formerly VictoryShares USAA MSCI USA Small Cap Value Momentum ETF)	NYSE Arca, Inc.	82-1840294
VictoryShares International Value Momentum ETF (formerly VictoryShares USAA MSCI International Value Momentum ETF)	NYSE Arca, Inc.	82-1864993
VictoryShares Emerging Markets Value Momentum ETF (formerly VictoryShares USAA MSCI Emerging Markets Value Momentum ETF)	NYSE Arca, Inc.	82-1870398
VictoryShares USAA Core Intermediate-Term Bond ETF	NYSE Arca, Inc.	82-1887709
VictoryShares USAA Core Short-Term Bond ETF	NYSE Arca, Inc.	82-6330346